UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         October, 2003

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)

Date: October 20, 2003                         By: ____"Sandra J. Hall"____ ______
                    Sandra J. Hall,
                    President, Secretary & Director

MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)

Item 1.        Reporting Issuer

ENERNORTH INDUSTIRES INC. (formerly: Energy Power Systems Limited), 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.   Date of Material Change

October 17, 2003.

Item 3.   Press Release

The Press Release was disseminated via CCNMatthews via North American Disclosure on October 17, 2003.

Item 4.   Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.   Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.   Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.   Omitted Information

No information has been omitted in respect of the material change.

Item 8.   Senior Officer

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.   Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 20 th day of October 2003.

ENERNORTH INDUSTRIES INC.
(Formerly: Energy Power Systems Limited)

Per: "Sandra J. Hall"
President & Secretary

Exhibit "A"                NEWS RELEASE

Toronto, Canada – October 17, 2003 – EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has received a decision from the High Court of the Republic of Singapore with respect to a 13-day trial held from May 5, 2003 to May 22, 2003.

The Judge awarded Oakwell Engineering Limited, (OEL) US$1.6 million in respect of Oakwell's claim against the Company for the sum of US $2,790,000, and awarded OEL US$2.56 million representing the Judge’s interpretation of the equivalent to 6.25% of the actual cash available for foreign repatriation from a proposed power project in India (Project) in each of the first five years after the commercial operation date of the Project for a total award of US $4.16 million plus certain legal cost, the extent of which is yet to be known.

The Company is reviewing the decision and the findings of the court to determine its subsequent action.

About EnerNorth Industries Inc.
EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.